Exhibit 4.5

Quarterly Report

Three and Six Months Ended June 30, 2012

All amounts are in US dollars, unless otherwise stated.

Management’s Interim Discussion and Analysis

The following is management’s interim discussion and analysis of operations and consolidated financial condition and should be read in conjunction with the consolidated audited financial statements and management’s discussion and analysis included in Inmet’s 2011 Annual Report.

Highlights

•             Strong earnings from operations

Earnings from operations were $109 million compared to $85 million in the second quarter of 2011. Significantly higher copper sales volumes increased operating earnings by $83 million — a result of higher production at Las Cruces and Çayeli. Lower realized copper and zinc prices and lower zinc sales volumes compared to the second quarter of 2011 reduced earnings by $43 million.

•             Las Cruces achieved design capacity for each month of the quarter

Las Cruces produced 18,300 tonnes of copper cathode in the quarter compared to 8,500 tonnes produced during the same period of 2011. Plant production exceeded 6,000 tonnes of copper cathode (design capacity) each month this quarter and unit costs decreased to $1.04 per pound of copper cathode produced.

•             Inmet begins reporting financial results in US dollars

Effective June 1, 2012, the US dollar was adopted as Inmet’s functional and presentation currencies. We have restated all comparative financial statements from previously reported Canadian dollar amounts to US dollars using the May 31, 2012 transition rate of US$0.97 per Canadian dollar (see page 3 for more details).

•             Foreign exchange gains increased net income from continuing operations

We recognized $40 million in foreign exchange gains this quarter, mainly on the revaluation of our US dollar denominated cash and long-term bonds held in Inmet Mining prior to the change in its functional currency from the Canadian dollar to the US dollar, and US dollar cash held in our euro-based entities.

•             We began full scale construction for Cobre Panama

During May 2012, we announced the completion of basic engineering for Cobre Panama, the launch of a financing plan to fully fund our 80 percent share of the related development costs and issued Full Notice to Proceed (FNTP) to start construction of the project.

•             Issuance of $1.5 billion in senior unsecured notes

On May 18, 2012, we issued $1.5 billion in senior unsecured notes the proceeds of which will be used to fund development of Cobre Panama. The notes bear a coupon rate of interest of 8.75 percent and mature on June 1, 2020.

Key financial data

	three months ended June 30			six months ended June 30
(US$ thousands, except per share amounts)	2012	2011	change	2012	2011	change
FINANCIAL HIGHLIGHTS

Sales
Gross sales	$251,395	$214,894	+17%	$536,922	$461,085	+16%
Net income
Net income from continuing operations	$94,179	$54,268	+74%	$187,260	$111,783	+68%
Net income from continuing operations per share	$1.36	$0.83	+64%	$2.70	$1.76	+53%
Net income from discontinued operations	—	—	—	—	80,786	-100%
Net income from discontinued operations per share	—	—	—	—	$1.27	-100%
Net income attributable to Inmet shareholders	$94,458	$54,268	+74%	$187,539	$192,569	-3%
Net income per share	$1.36	$0.83	+64%	$2.70	$3.03	-11%
Cash flow
Cash flow provided by operating activities	$176,333	$89,977	+96%	$290,845	$204,395	+42%
Cash flow provided by operating activities per share (1)	$2.54	$1.38	+84%	$4.19	$3.22	+30%

Capital spending (2)	$192,050	$50,154	+283%	$274,658	$89,589	+207%

OPERATING HIGHLIGHTS
Production
Copper (tonnes)	29,600	19,200	+54%	54,400	36,900	+47%
Zinc (tonnes)	14,700	18,300	-20%	29,800	39,500	-25%
Pyrite (tonnes)	214,700	198,200	+8%	425,900	384,200	+11%
Copper cash cost (US $ per pound) (3)	$0.86	$1.04	-17%	$0.91	$0.99	-8%

	as at June 30	as at December 31
	2012	2011
FINANCIAL CONDITION

Current ratio	12.1 to 1	9.3 to 1
Gross debt to total equity	40%	1%
Net working capital balance (millions)	$2,783	$1,263
Cash balance and long-term bonds (millions)	$3,276	$1,652
Gross debt (millions)	$1,463	$17
Shareholders’ equity (millions)	$3,690	$3,306

(1)          Cash flow provided by operating activities divided by average shares outstanding for the period.

(2)          The six months ended June 30, 2012 includes capital spending of $250 million at Cobre Panama. The six months ended June 30, 2011 includes capital spending of $46 million at Cobre Panama.

(3)          Copper cash cost per pound is a non-GAAP financial measure — see Supplementary financial information on pages 28 to 30.

Second quarter report

We prepared this report as of July 30, 2012.

In this report, Inmet means Inmet Mining Corporation and we, us and our mean Inmet and/or its subsidiaries and joint ventures. This quarter refers to the three months ended June 30, 2012. Revised objective is as of July 30, 2012.

Change in Inmet’s functional and presentation currencies to the US dollar

The decision to proceed with full scale development of Cobre Panama has significantly increased Inmet’s exposure to the US dollar. Effective June 1, 2012, the US dollar was adopted as Inmet’s functional currency on a prospective basis. We translated Inmet’s May 31, 2012 financial statement items from Canadian dollars to US dollars using the May 31, 2012 exchange rate US $0.97 per Canadian dollar (Transition Rate). Our operating entities continue to measure the items in their financial statements using their functional currencies; Çayeli and Cobre Panama use the US dollar, and Pyhäsalmi and Las Cruces use the euro.

At the same time we changed our presentation currency from Canadian dollars to US dollars and have reported our results in US dollars for the first time this quarter. We have restated all comparative financial statements from previously reported Canadian dollar amounts to US dollars using the Transition Rate.

Caution with respect to forward-looking statements and information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This interim report contains statements about our business, results of operation and future financial condition.

These statements are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words like may, expect, anticipate, believe or other similar words. Our objectives and outlook have been prepared based on our existing operations, expectations and circumstances. Actual events and results could be substantially different, however, because of the risks and uncertainties associated with our business or events that happen after the date of this interim report.

You should not place undue reliance on forward-looking statements. As a general policy, we do not update forward-looking statements except if there is an offering document or where securities legislation requires us to do so.

Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of the factors are beyond the control of Inmet. Accordingly, readers should not place undue reliance on forward-looking statements or information. Inmet undertakes no obligation to update forward-looking statements or information as a result of new information after the date of this interim report except as required by law. All forward-looking statements and information herein are qualified by this cautionary statement.

Where to find it

Our financial results	5
Key changes in 2012	5
Understanding our performance	6
Earnings from operations	8
Corporate costs	13
Results of our operations	15
Çayeli	16
Las Cruces	18
Pyhäsalmi	20
Status of our development project	22
Cobre Panama	22
Managing Our Liquidity	24
Financial condition	27
Supplementary financial information	28

Our financial results

	three months ended June 30			six months ended June 30
(US$ thousands, except per share amounts)	2012	2011	change	2012	2011	change
EARNINGS FROM OPERATIONS (1)
Çayeli	$24,202	$34,148	-29%	$90,204	$83,985	+7%
Las Cruces	65,103	20,793	+213%	116,722	50,395	+132%
Pyhäsalmi	26,678	30,056	-11%	52,808	63,414	-17%
Other	(6,895)	—	—	(4,148)	—	—
	109,088	84,997	+28%	255,586	197,794	+29%
DEVELOPMENT AND EXPLORATION
Corporate development and exploration	(10,290)	(4,417)	+133%	(19,091)	(17,401)	+10%
CORPORATE COSTS
General and administration	(15,899)	(7,995)	+99%	(25,644)	(16,150)	+59%
Investment and other income	45,103	4,581	+885%	38,840	(1,009)	-3,949%
Finance costs	(2,379)	(2,310)	+3%	(4,975)	(4,567)	+9%
Income and capital taxes	(31,444)	(20,588)	+53%	(57,456)	(46,884)	+23%
	(4,619)	(26,312)	-82%	(49,235)	(68,610)	-28%
Net income from continuing operations	94,179	54,268	+74%	187,260	111,783	+68%
Income from discontinued operation (net of taxes)	—	—	—	—	80,786	-100%
Non-controlling interest	279	—	+100%	279	—	+100%
Net income attributable to Inmet shareholders	$94,458	$54,268	+74%	$187,539	$192,569	-3%
Income from continuing operations per common share	$1.36	$0.83	+64%	$2.70	$1.76	+53%
Diluted income from continuing operations per common share	$1.35	$0.83	+63%	$2.69	$1.75	+54%
Basic net income per common share	$1.36	$0.83	+64%	$2.70	$3.03	-11%
Diluted net income per common share	$1.35	$0.83	+63%	$2.69	$3.02	-11%
Weighted average shares outstanding	69,366	65,393	+6%	69,358	63,483	+9%

(1)         Gross sales less smelter processing charges and freight, cost of sales including depreciation and provisions for mine reclamation at closed properties.

Key changes in 2012

(US$ millions)	three months ended June 30	six months ended June 30	see page
EARNINGS FROM OPERATIONS
Sales
Lower copper prices	$(32)	$(54)	8
Lower zinc prices	(3)	(7)	8
Higher copper sales volumes	83	153	8
Lower zinc sales volumes	(8)	(15)	8
Costs
Lower processing charges and freight	1	2	10
Higher operating costs	(5)	(12)	11
Charge for mine rehabilitation at closed properties	(7)	(4)	11
Higher depreciation	(3)	(7)	12
Other	(2)	2
Higher earnings from operations compared to 2011	24	58

CORPORATE COSTS
Higher exploration and administrative costs	(14)	(11)	13
Higher taxes from higher income	(11)	(11)	14
Foreign exchange changes	41	39	13
Higher net income from continuing operations compared to 2011	40	75
Lower income from discontinued operation — Ok Tedi	—	(81)	14
Higher (lower) net income attributable to Inmet shareholders compared to 2011	$40	$(6)

Understanding our performance

Metal prices

The table below shows the average metal prices we realized this quarter and year to date.

The prices we realize include finalization adjustments — see Gross sales on page 8.

	three months ended June 30			six months ended June 30
(US$)	2012	2011	change	2012	2011	change
Copper (per pound)	$3.42	$4.16	-18%	$3.65	$4.24	-14%
Zinc (per pound)	$0.86	$1.01	-15%	$0.89	$1.03	-14%

Copper

Copper prices on the London Metals Exchange (LME) averaged $3.57 per pound this quarter, a decrease of 9 percent from the first quarter of 2012 and a 14 percent decrease from the second quarter of 2011.

Zinc

Zinc prices on the LME averaged $0.87 per pound this quarter, a 5 percent decrease from last quarter’s average price of $0.92 per pound and a 15 percent decrease from the second quarter of 2011.

Exchange rates

Exchange rates affect our revenue and earnings. The table below shows the average exchange rates we realized this quarter and year to date compared to 2011.

	three months ended June 30			six months ended June 30
	2012	2011	change	2012	2011	change
Exchange rates
1 C$ to US$	$0.99	$1.03	-4%	$0.99	$1.02	-3%
1 euro to US$	$1.28	$1.44	-11%	$1.30	$1.44	-10%
1 US$ to Turkish lira	TL 1.80	TL 1.56	+15%	TL 1.79	TL 1.56	+15%

Compared to the same quarter last year, the value of the US dollar appreciated 4 percent relative to the Canadian dollar, and appreciated 11 percent relative to the euro.

Our earnings are affected by changes in foreign currency exchange rates when we:

•                  translate the results of our euro-based operations from their functional currency to US dollars

•                  revalue US dollars that we hold in cash at our operations whose functional currency is the euro

•                  revalue Canadian dollars and euros that we hold in cash and long-term bonds corporately at Inmet

•                  translate Çayeli’s Turkish lira denominated costs into its functional currency (US dollars).

Prior to the adoption of the US dollar as Inmet’s functional currency effective June 1, 2012, our earnings were affected by changes in foreign currency exchange rates when we revalued our US dollar denominated cash, investments in long-term bonds and senior unsecured notes held corporately at Inmet.

Treatment charges for copper increased

Treatment charges are one component of smelter processing charges. We also pay smelters for content losses and price participation.

The table below shows the average charges we realized this quarter and year to date. We finalized our terms with zinc smelters this quarter, agreeing on treatment charges for zinc concentrates that are lower than last year, reflecting a tightening zinc concentrate market. Results this quarter include adjustments we’ve made to first quarter charges, which were at 2011 rates.

	three months ended June 30			six months ended June 30
(US$)	2012	2011	change	2012	2011	change
Treatment charges
Copper (per dry metric tonne of concentrate)	$64	$57	+12%	$59	$52	+13%
Zinc (per dry metric tonne of concentrate)	$160	$197	-19%	$179	$225	-20%
Price participation
Copper (per pound)	$0.00	$0.02	-100%	$0.00	$0.02	-100%
Zinc (per pound)	$0.01	$(0.01)	+200%	$0.00	$(0.01)	+100%
Freight charges
Copper (per dry metric tonne of concentrate)	$51	$52	-2%	$56	$51	+10%
Zinc (per dry metric tonne of concentrate)	$23	$23	—	$26	$24	+8%

Statutory tax rates

The table below shows the statutory tax rates for each of our taxable operating mines.

	2012	2011	change
Statutory tax rates
Çayeli	24%	24%	—
Las Cruces	30%	30%	—
Pyhäsalmi	24.5%	26%	-1.5%

Earnings from operations

	three months ended June 30			six months ended June 30
(US$ thousands)	2012	2011	change	2012	2011	change
Gross sales	$251,395	$214,894	+17%	$536,922	$461,085	+16%
Smelter processing charges and freight	(28,480)	(32,793)	-13%	(57,818)	(63,374)	-9%
Cost of sales:
Direct production costs	(79,282)	(74,767)	+6%	(157,455)	(143,924)	+9%
Inventory changes	4,297	5,473	-21%	(957)	(1,453)	-34%
Other non-cash expenses	(9,649)	(2,008)	+381%	(5,846)	(2,558)	+129%
Depreciation	(29,193)	(25,802)	+13%	(59,260)	(51,982)	+14%
Earnings from operations	$109,088	$84,997	+28%	$255,586	$197,794	+29%

Gross sales were higher

	three months ended June 30			six months ended June 30
(US$ thousands)	2012	2011	change	2012	2011	change
Gross sales by operation
Çayeli	$66,162	$79,226	-16%	$189,533	$175,130	+8%
Las Cruces	127,863	76,282	+68%	238,245	164,219	+45%
Pyhäsalmi	57,370	59,386	-3%	109,144	121,736	-10%
	$251,395	$214,894	+17%	$536,922	$461,085	+16%
Gross sales by metal
Copper	$196,094	$140,164	+40%	$432,324	$325,776	+33%
Zinc	30,222	48,689	-38%	58,862	92,131	-36%
Other	25,079	26,041	-4%	45,736	43,178	+6%
	$251,395	$214,894	+17%	$536,922	$461,085	+16%

Key components of the change in gross sales: increasing sales volumes at Las Cruces, lower realized copper prices

(US$ millions)	three months ended June 30	six months ended June 30
Lower copper prices	$(32)	$(54)
Lower zinc prices	(3)	(7)
Higher copper sales volumes at Las Cruces	72	108
Higher copper sales volumes at our other mines	16	52
Lower zinc sales volumes	(15)	(27)
Changes in other metal sales	(1)	4
Higher gross sales, compared to 2011	$37	$76

We record sales that settle during the reporting period using the metal price on the day they settle. For sales that have not settled, we use an estimate based on the month we expect the sale to settle and the forward price of the metal at the end of the reporting period. We recognize the difference between our estimate and the final price by adjusting our gross sales in the period when we settle the sale (finalization adjustment).

This quarter, we recorded $4 million in negative finalization adjustments from first quarter 2012 sales.

At the end of this quarter, the following sales had not been settled:

•                  25 million pounds of copper provisionally priced at $3.49 per pound

•                  17 million pounds of zinc provisionally priced at $0.85 per pound.

The finalization adjustment we record for these sales will depend on the actual price we receive when they settle which can be up to five months from the time we initially record the sales. We expect these sales to settle in the following months:

(millions of pounds)	copper	zinc
July 2012	14	17
August 2012	7	—
September 2012	4	—
Unsettled sales at June 30, 2012	25	17

Higher copper sales volumes, lower zinc sales volumes

Our sales volumes are directly affected by the amount of production from our mines and our ability to ship to our customers.

Copper production and sales volumes were higher this quarter and year to date mainly because of production at Las Cruces and the mining of higher-grade areas at Çayeli. The timing of shipments resulted in copper sales volumes lagging production volumes by a combined 3,000 tonnes for this quarter and a combined 2,900 tonnes in the second quarter of 2011.

Zinc production and sales volumes were lower than in 2011 due to lower zinc grades at Çayeli and Pyhäsalmi, which production was consistent with our objectives.

Sales volumes

	three months ended June 30			six months ended June 30
	2012	2011	change	2012	2011	change
Copper contained in concentrate (tonnes)	9,600	7,600	+26%	24,600	18,600	+32%
Copper cathode (tonnes)	16,900	8,700	+94%	30,500	18,400	+66%
Total copper (tonnes)	26,600	16,300	+63%	55,100	37,000	+49%
Zinc (tonnes)	16,100	23,300	-31%	30,600	43,100	-29%
Pyrite (tonnes)	227,000	222,800	+2%	339,300	364,100	-7%

Production

	three months ended June 30			six months ended June 30			objective
	2012	2011	change	2012	2011	change	2012
Copper (tonnes)
Çayeli	8,500	7,000	+21%	16,600	13,000	+28%	27,000 - 30,000
Las Cruces	18,300	8,500	+115%	31,600	16,600	+90%	61,700 - 68,600
Pyhäsalmi	2,800	3,700	-24%	6,200	7,300	-15%	11,300 – 12,600
	29,600	19,200	+54%	54,400	36,900	+47%	100,000 –111,200
Zinc (tonnes)
Çayeli	8,400	10,500	-20%	18,900	23,000	-18%	36,000 – 39,800
Pyhäsalmi	6,300	7,800	-19%	10,900	16,500	-34%	22,800 – 25,200
	14,700	18,300	-20%	29,800	39,500	-25%	58,800 – 65,000
Pyrite (tonnes)
Pyhäsalmi	214,700	198,200	+8%	425,900	384,200	+11%	800,000

2012 outlook for sales

We use our production objectives to estimate our sales target. Our production guidance for copper and zinc remains as previously disclosed.

Our revenues are also affected by the US dollar denominated metal prices we receive.

Zinc smelter processing charges down, copper charges up

	three months ended June 30			six months ended June 30
(US$ thousands)	2012	2011	change	2012	2011	change
Smelter processing charges and freight by operation
Çayeli	$14,075	$17,767	-21%	$35,544	$35,092	+1%
Las Cruces	550	201	+174%	845	461	+83%
Pyhäsalmi	13,855	14,825	-7%	21,429	27,821	-23%
	$28,480	$32,793	-13%	$57,818	$63,374	-9%
Smelter processing charges and freight by metal
Copper	$9,947	$8,159	+22%	$26,388	19,007	+39%
Zinc	10,865	17,134	-37%	21,830	34,247	-36%
Other	7,668	7,500	+2%	9,600	10,120	-5%
	$28,480	$32,793	-13%	$57,818	$63,374	-9%
Smelter processing charges by type and freight
Copper treatment and refining charges	$3,979	$2,733	+46%	$9,675	$6,002	+61%
Zinc treatment charges	5,032	8,569	-41%	10,789	18,064	-40%
Copper price participation	—	316	-100%	—	692	-100%
Zinc price participation	273	(346)	-179%	21	(541)	-104%
Content losses	7,931	10,725	-26%	18,487	22,060	-16%
Freight	11,113	10,494	+6%	18,288	16,524	+11%
Other	152	302	-50%	558	573	-3%
	$28,480	$32,793	-13%	$57,818	$63,374	-9%

Our copper treatment and refining charges were higher than they were in 2011 because our terms with smelters were higher, as we expected, and because we sold more copper. This was offset by lower zinc treatment charges than last year due to lower zinc sales volumes at Çayeli and Pyhäsalmi, and because our terms with smelters were lower.

2012 outlook for smelter processing charges and freight

We expect our costs for copper treatment and refining to be slightly higher in 2012 than in 2011 based on agreements we have signed with our customers. A tight concentrate supply is expected to keep the copper market in a deficit position in 2012. We do not expect to pay copper price participation.

We expect total zinc smelter processing charges, including price participation, to be lower than in 2011 and a continued deficit to exist in the zinc concentrate market in 2012.

Las Cruces sells its copper cathode production directly to buyers in the Spanish and Mediterranean markets and therefore does not incur smelting processing charges and has relatively low freight costs.

We expect our ocean freight costs to be similar to rates realized in 2011.

Higher direct production costs and cost of sales

	three months ended June 30			six months ended June 30
(US$ thousands)	2012	2011	change	2012	2011	change
Direct production costs by operation
Çayeli	$22,981	$22,161	+4%	$46,269	$44,796	+3%
Las Cruces	41,937	37,992	+10%	81,844	70,415	+16%
Pyhäsalmi	14,364	14,614	-2%	29,341	28,713	+2%
Total direct production costs	79,282	74,767	+6%	157,454	143,924	+9%
Inventory changes	(4,298)	(5,474)	-21%	957	1,453	-34%
Charges for mine rehabilitation and other non-cash charges	9,650	2,009	+380%	5,847	2,558	+129%
Total cost of sales (excluding depreciation)	$84,634	$71,302	+19%	$164,258	$147,935	+11%

Direct production costs

Direct production costs were higher this year because higher production at Las Cruces increased variable electricity, consumables and royalty costs, somewhat offset by the impact of the weaker euro relative to the US dollar.

Inventory changes

Copper inventories at Çayeli and Las Cruces increased at the end of this quarter, and at Çayeli and Pyhäsalmi in the second quarter of 2011, because of the timing of shipments.

Charges for mine rehabilitation and other non-cash charges

These charges include accruals for asset retirement obligations, provisions for severance and retirement and other non-cash expenses. We recorded an increase of $7 million this quarter in post-closure liabilities at our closed properties, and $4 million year to date. This increase was a result of a decrease in the discount rates we applied in determining the liabilities. Under International Financial Reporting Standards, we are required to revalue our asset retirement obligations for changes in market risk-free interest rates.

2012 outlook for cost of sales (excluding depreciation)

We expect consolidated direct production costs to be higher in 2012 because we expect higher production at Las Cruces to increase total variable costs, primarily electricity and royalties.

Our budget for 2012 continues to assume our costs at Çayeli and Pyhäsalmi will be similar to those of 2011.

Certain variable costs may continue to affect our earnings, depending on metal prices:

•             royalties at Çayeli are affected by its net income

•             royalties at Las Cruces are affected by its net sales.

The total amount we report in US dollars will also be affected by the value of the euro relative to the US dollar.

Additionally, changes in market risk-free interest rates could significantly increase or decrease our costs related to mine rehabilitation at our closed properties. At June 30, 2012, the interest rates we used to value our asset retirement obligations at our closed properties ranged from 1.3 percent to 2.3 percent.

Higher depreciation

	three months ended June 30			six months ended June 30
(US$ thousands)	2012	2011	change	2012	2011	change
Depreciation by operation
Çayeli	$5,366	$4,868	+10%	$12,628	$9,928	+27%
Las Cruces	21,557	18,670	+15%	42,025	37,604	+12%
Pyhäsalmi	2,270	2,264	—	4,607	4,450	+4%
	$29,193	$25,802	+13%	$59,260	$51,982	+14%

Depreciation was higher this quarter and for the year to date mainly because of higher copper sales volumes at Las Cruces and Çayeli.

2012 outlook for depreciation

We expect depreciation to be higher in 2012 because of higher sales volumes at Las Cruces.

Corporate costs

Corporate costs include corporate development and exploration, general and administration costs, taxes, interest and other income.

General and administration

General and administration costs were $8 million higher this quarter, and $9 million higher year to date compared to 2011. As a result of the decision to proceed with full construction of Cobre Panama, we recognized a non-cash stock based compensation expense of $7 million this quarter on Long-term Incentive Plan (LTIP) units issued in previous years that relate to the project. This expense represents the cumulative impact from the units’ grant dates to June 30, 2012, on a 100 percent award basis, as no value was attributed to these units prior to a positive construction decision for Cobre Panama. See note 22c to the 2011 annual financial statements for more details on these units.

2012 outlook for general and administration

We expect general and administration costs to be higher in 2012 due to increased human resource costs supporting construction activities for Cobre Panama. We expect to recognize an additional expense of $1 million for the LTIP units for the balance of this year.

Investment and other income

	three months ended June 30		six months ended June 30
(US$ thousands)	2012	2011	2012	2011
Interest income	$3,931	$4,071	$8,183	$6,755
Foreign exchange gains (losses)	40,315	(259)	28,244	(10,740)
Dividend and royalty income	976	452	1,460	$1,033
Other	(119)	317	953	$1,943
	$45,103	$4,581	$38,840	$(1,009)

Foreign exchange gains and losses

We have foreign exchange gains or losses when we revalue certain foreign denominated assets and liabilities.

Our foreign exchange gains and losses were from:

	three months ended June 30		six months ended June 30
(US$ thousands)	2012	2011	2012	2011
Translation of US dollar cash held in euro-based entities	$14,791	$—	$10,399	$—
Translation of US dollar cash held by Corporate prior to June 2012 inclusive of proceeds of notes offering	27,457	48	27,338	(7,927)
Translation of US dollar senior unsecured notes prior to June 2012	(16,884)	—	(16,884)	—
Translation of US dollar held-to-maturity investments prior to June 2012	9,262	(1,354)	4,330	(2,760)
Translation of Cdn dollar cash held by Corporate subsequent to May 2012	977	—	977	—
Translation of Cdn dollar held-to-maturity investments subsequent to May 2012	3,042	—	3,042	—
Translation of other monetary assets and liabilities	1,670	1,047	(958)	(53)
	$40,315	$(259)	$28,244	$(10,740)

We recognized net foreign exchange gains of $20 million this quarter, and $15 million year to date, from the revaluation of US dollar denominated cash, held to maturity bonds and the senior unsecured notes held in Inmet prior to the change in its functional currency from the Canadian dollar to the US dollar effective June 1, 2012. As of this date, Inmet’s US dollar-denominated monetary assets and liabilities were no longer revalued. Instead we began recognizing foreign exchange impacts on the revaluation of Inmet’s Canadian dollar denominated monetary assets and liabilities with a gain of $4 million in June 2012 on Canadian dollar denominated cash and held to maturity bonds.

Additionally, in 2012 we began holding our euro-based operations’ excess cash in US dollars. We recognized $15 million in foreign exchange gains this quarter and $10 million year to date on the revaluation of US-denominated cash balances to euros resulting from a weakening in the euro relative to the US dollar.

2012 outlook for investment and other income

Investment and other income is affected by our cash and held to maturity investment balances, and by interest rates and exchange rates. At June 30, 2012, we held Cdn $264 million in cash and held to maturity investments subject to translation in our US dollar-denominated accounts and US $404 million in cash subject to translation in our euro accounts.

Income tax expense

	three months ended June 30			six months ended June 30
(US$ thousands)	2012	2011	change	2012	2011	change
Çayeli	$7,888	$11,556		$17,368	$22,842
Las Cruces	17,238	2,360		28,451	9,618
Pyhäsalmi	5,732	6,385		10,915	13,940
Corporate and other	586	287		722	484
	$31,444	$20,588		$57,456	$46,884
Consolidated effective tax rate	25%	28%	-3%	23%	30%	-7%

Our tax expense changes as our earnings change.

The consolidated effective tax rate is lower this quarter compared to the same quarter of last year mainly because Çayeli’s taxes were lower as it recognized a foreign exchange loss from its US dollar denominated cash (Çayeli’s income taxes are denominated in Turkish lira). Additionally, there was a decrease in the statutory tax rate at Pyhäsalmi from 26 percent to 24.5 percent this year.

2012 outlook for income tax expense

Other than the decrease in the statutory tax rate at Pyhäsalmi from 26 percent to 24.5 percent, we expect the statutory tax rates at our operations to remain the same in 2012 as they were in 2011.

Discontinued operation — 2011

We sold our 18 percent equity interest in Ok Tedi in January 2011, and have reported our results relating to Ok Tedi in that year as discontinued operations. After-tax income of $81 million in 2011 includes net earnings of $17 million in January 2011, before the sale, and a gain on sale of $64 million net of withholding taxes. We paid Papua New Guinea withholding taxes of $27 million on the sale.

Results of our operations

2012 estimates

Our financial review by operation includes estimates for our 2012 operating earnings and operating cash flows. We have based these estimates on our 2012 objectives for production (using the midpoints in our production volume ranges) and cost per tonne of ore milled (cost per pound of copper produced at Las Cruces), as well as the following assumptions for the remaining six months of the year:

Copper price	US $3.65 per pound
Zinc price	US $0.90 per pound
euro to US$ exchange rate	$1.30
Working capital	Assume no changes for the year

Çayeli

	three months ended June 30			six months ended June 30
	2012	2011	change	2012	2011	change
Tonnes of ore milled (000’s)	295	275	+7%	594	568	+5%
Tonnes of ore milled per day	3,200	3,000	+7%	3,300	3,100	+5%
Grades (percent)
copper	3.6	3.3	+9%	3.5	3.1	+13%
zinc	4.5	5.7	-21%	5.0	6.0	-17%
Mill recoveries (percent)
copper	81	77	+5%	80	75	+7%
zinc	63	67	-6%	64	68	-6%
Production (tonnes)
copper	8,500	7,000	+21%	16,600	13,000	+28%
zinc	8,400	10,500	-20%	18,900	23,000	-18%
Cost per tonne of ore milled (US$)	$78	$81	-4%	$78	$79	-1%

Higher grades and recoveries increased copper production

Copper grades this quarter and year to date were higher than 2011, while zinc grades were lower, because we produced from different areas of the mine. This higher copper grade ore and lower zinc grade ore compared to last year led to higher copper recoveries and lower zinc recoveries, respectively.

The result was higher copper production and lower zinc production compared to 2011. Due to the timing of shipments, Çayeli’s copper sales volumes lagged production volumes by approximately 1,900 tonnes this quarter and 2,000 tonnes in the second quarter of 2011.

Cost per tonne of ore milled so far this year was slightly lower than last year and our target.

The three-year labour agreement at Çayeli expired in May of this year and the governmental authorities have not yet granted permission to begin the bargaining process as part of a general suspension of bargaining activities. We anticipate this process to begin later this year although we have no certainty on this timing. Once initiated, we will make a strong effort to manage labour cost escalations to maintain our competitiveness.

2012 outlook for production

In 2012, mill throughput should remain at approximately 1.2 million tonnes. We expect lower copper grades for the remainder of 2012 as we produce from lower grade areas of the mine. Zinc grades are expected to increase slightly for the remainder of 2012, however we continue to expect zinc grades to be lower than 2011. We continue to expect to produce between 27,000 tonnes and 30,000 tonnes of copper and between 36,000 and 39,800 tonnes of zinc. In 2012, lower zinc grades, as expected, account for the anticipated decline in zinc production compared to those in recent years. Both copper and zinc recoveries should remain near 2011 levels in 2012.

Financial review

Higher copper sales volumes due to higher copper production volumes and timing of shipments

(millions of US dollars	three months ended June 30		six months ended June 30		revised objective
unless otherwise stated)	2012	2011	2012	2011	2012
Sales analysis
Copper sales (tonnes)	6,600	5,000	17,800	12,500	28,500
Zinc sales (tonnes)	9,800	15,500	20,100	25,500	37,900
Gross copper sales	$45	$41	$139	$108	$226
Gross zinc sales	18	32	39	55	74
Other metal sales	3	6	12	12	23
Gross sales	$66	$79	$190	$175	$323
Smelter processing charges and freight	(14)	(18)	(36)	(35)	(70)
Net sales	$52	$61	$154	$140	$253
Cost analysis
Tonnes of ore milled (thousands)	295	275	594	568	1,200
Direct production costs ($ per tonne)	$78	$80	$78	$79	$80
Direct production costs	$23	$22	$46	$45	$96
Change in inventory	(2)	(1)	2	—	—
Depreciation and other non-cash costs	7	6	16	11	33
Operating costs	$28	$27	$64	$56	$129
Operating earnings	$24	$34	$90	$84	$124
Operating cash flow	$32	$36	$62	$89	$123

The objective for 2012 uses the assumptions listed on page 15.

The table below shows what contributed to the change in operating earnings and operating cash flow between 2012 and 2011.

(US$ millions)	three months ended June 30	six months ended June 30
Lower copper prices	$(9)	$(14)
Lower zinc prices	(2)	(5)
Higher copper sales volumes	11	36
Lower zinc sales volumes	(6)	(6)
Higher depreciation	(1)	(3)
Other	(3)	(2)
Higher (lower) operating earnings, compared to 2011	(10)	6
Change in cash taxes	1	3
Changes in working capital (see note 14 on page 50)	4	(39)
Change in depreciation	1	3
Lower operating cash flow, compared to 2011	$(4)	$(27)

Lower capital spending due to timing

	three months ended June 30			six months ended June 30			objective
(US$ thousands)	2012	2011	change	2012	2011	change	2012
Capital spending	$3,000	$5,100	-41%	$5,200	$7,400	-30%	$20,000

2012 outlook for capital spending

We expect to spend $20 million on capital in 2012, including $7 million to upgrade our ore pass system to address deterioration that has accumulated over time from normal abrasion, and to extend the shotcrete slickline and replace certain mobile equipment.

Las Cruces

	three months ended June 30			six months ended June 30
	2012	2011	change	2012	2011	change
Tonnes of ore processed (000’s)	269	164	+64%	516	336	+54%
Copper grades (percent)	7.7	6.3	+22%	7.2	6.2	+16%
Plant recoveries (percent)	86	83	+4%	86	80	+8%
Cathode copper production (tonnes)	18,300	8,500	+115%	31,600	16,600	+90%
Cost per pound of cathode produced (US$)	$1.04	$2.00	-48%	$1.17	$1.93	-39%

Plant production exceeded design capacity

Las Cruces production this quarter was significantly higher than the second quarter of 2011, more than doubling from 8,500 tonnes of copper cathode to 18,300 tonnes. Plant production exceeded the design capacity of 6,000 tonnes of copper cathode each month this quarter, including a record 6,191 tonnes in May. The ability to operate above design capacity allows us to offset any downtime that occurs from time to time. Overall recoveries increased to 86 percent this quarter with leach recoveries nearing design levels. The difference from design level recoveries is mostly in copper already leached but retained in the filtration residue. Our focus has shifted to improving recoveries in washing and filtration. Plant feed grades were significantly higher year to date compared to 2011 and we expect grades to gradually decline to approximately 6.5 percent during the remainder of 2012.

Las Cruces’ copper sales volumes lagged production volumes by approximately 1,400 tonnes this quarter as a result of the timing of shipments.

Cost per pound of copper produced was significantly lower than in 2011 due to higher production volumes.

2012 outlook for production

For 2012, we continue to expect to produce between 61,700 and 68,600 tonnes of copper cathode, or approximately 90 percent of design capacity. No major construction projects or major shutdowns are planned for the remainder of the year. In total, we expect a minimum of 90 percent operating time throughout 2012.

Financial review

Higher sales volumes due to higher production

(millions of US dollars unless otherwise	three months ended June 30		six months ended June 30		revised objective
stated)	2012	2011	2012	2011	2012
Sales analysis
Copper sales (tonnes)	16,900	8,700	30,500	18,400	65,200
Gross copper sales	$128	$76	$238	$164	$523
Freight	(1)	—	(1)	—	(3)
Net sales	$127	$76	$237	$164	$520
Cost analysis
Pounds of copper produced (millions)	40	19	70	37	144
Direct production costs ($ per pound)	$1.04	$2.00	$1.17	$1.93	$1.14
Direct production costs	$42	$38	$82	$70	$164
Change in inventory	(2)	(2)	(2)	5	—
Depreciation and other non-cash costs	22	19	40	39	95
Operating costs	$62	$55	$120	$114	$259
Operating earnings	$65	$21	$117	$50	$261
Operating cash flow	$88	$40	$165	$96	$359

The objective for 2012 uses the assumptions listed on page 15.

The table below shows what contributed to the change in operating earnings and operating cash flow between 2012 and 2011.

(US$ millions)	three months ended June 30	six months ended June 30
Lower copper prices	$(20)	$(34)
Higher copper sales volume	72	115
Higher production costs denominated in local currencies	(7)	(16)
Foreign exchange — decreased costs	3	4
Higher depreciation	(2)	(4)
Other	(2)	2
Higher operating earnings, compared to 2011	44	67
Changes in working capital (see note 14 on page 50)	—	1
Change in depreciation	2	4
Other	2	(3)
Higher operating cash flow, compared to 2011	$48	$69

Capital spending

	three months ended June 30			six months ended June 30			objective
(US$ thousands)	2012	2011	change	2012	2011	change	2012
Capital spending	$7,200	$18,600	-61%	$13,200	$33,000	-60%	$48,000

Capital expenditures for the quarter were mainly for mine development and the tailings facility expansion.

2012 outlook for capital spending

We expect to spend $48 million on capital projects in 2012. The largest expenditures will come in the areas of mine development, tailings facility expansion and land purchase.

Pyhäsalmi

	three months ended June 30			six months ended June 30
	2012	2011	change	2012	2011	change
Tonnes of ore milled (000’s)	344	352	-2%	686	687	—
Tonnes of ore milled per day	3,800	3,900	-2%	3,800	3,800	—
Grades (percent)
copper	0.9	1.1	-18%	0.9	1.1	-18%
zinc	2.0	2.4	-17%	1.7	2.6	-35%
sulphur	43	41	+5%	43	41	+5%
Mill recoveries (percent)
copper	96	96	—	96	96	—
zinc	93	91	+2%	92	91	+1%
Production (tonnes)
copper	2,800	3,700	-24%	6,200	7,300	-15%
zinc	6,300	7,800	-19%	10,900	16,500	-34%
pyrite	214,700	198,200	+8%	425,900	384,200	+11%
Cost per tonne of ore milled (US$)	$42	$42	—	$43	$42	+2%

Lower grades in line with annual objectives

Pyhäsalmi maintained its strong performance, processing at an annualized rate in-line with its annual objective and achieving copper recoveries of 96 percent and zinc recoveries of 93 percent. Copper and zinc grades this quarter and year to date were lower than the comparative periods of 2011 and consistent with our plan. Copper and zinc production so far this year were therefore lower than in 2011.

Operating costs were in line with 2011 and our target as the impact of higher labour and materials costs was offset by a depreciation in the value of the euro relative to the US dollar.

2012 outlook for production

Pyhäsalmi expects to mine 1.4 million tonnes of approximately 1 percent copper and 2 percent zinc in 2012, and produce between 11,300 tonnes and 12,600 tonnes of copper and 22,800 tonnes and 25,200 tonnes of zinc. Copper and zinc production should be lower than it was in 2011 as fewer higher grade stopes are available in the short-term mining sequence. Both copper and zinc grades should recover after 2012.

Pyhäsalmi expects to produce 800,000 tonnes of pyrite in 2012 and expects to sell 915,000 tonnes of pyrite due to stronger demand from Asian customers. We are working to recover and filter an additional 60,000 tonnes of pyrite from our tailings pond to meet expected demand.

Financial review

Lower earnings mainly because of lower zinc sales volumes

(millions of US dollars unless	three months ended June 30		six months ended June 30		revised objective
otherwise stated)	2012	2011	2012	2011	2012
Sales analysis
Copper sales (tonnes)	3,000	2,600	6,900	6,100	11,900
Zinc sales (tonnes)	6,300	7,900	10,500	17,500	24,000
Pyrite sales (tonnes)	227,000	222,800	339,300	364,100	915,000
Gross copper sales	$23	$23	$55	$53	$97
Gross zinc sales	12	16	20	37	47
Other metal sales	22	20	34	32	73
Gross sales	$57	59	$109	122	$217
Smelter processing charges and freight	(14)	(15)	(21)	(28)	(45)
Net sales	$43	$44	$88	$94	$172
Cost analysis
Tonnes of ore milled (thousands)	344	352	686	687	1,370
Direct production costs ($ per tonne)	$42	$42	$43	$42	$43
Direct production costs	$14	$15	$29	$29	$59
Change in inventory	—	(3)	1	(3)	—
Depreciation and other non-cash costs	2	2	5	5	10
Operating costs	$16	$14	$35	$31	$69
Operating earnings	$27	$30	$53	$63	$103
Operating cash flow	$28	$29	$53	$68	$89

The objective for 2012 uses the assumptions listed on page 15.

The table below shows what contributed to the change in operating earnings and operating cash flow between 2012 and 2011.

(US$ millions)	three months ended June 30	six months ended June 30
Lower copper prices	$(3)	$(5)
Lower zinc prices	(1)	(2)
Higher other metal sales prices	2	4
Lower zinc sales volumes	(2)	(9)
Other	1	2
Lower operating earnings, compared to 2011	(3)	(10)
Change in cash taxes	1	3
Changes in working capital (see note 14 on page 50)	—	(7)
Other	1	(1)
Lower operating cash flow, compared to 2011	$(1)	$(15)

Capital spending

	three months ended June 30			six months ended June 30			objective
(US$ thousands)	2012	2011	change	2012	2011	change	2012
Capital spending	$2,200	$2,400	-8%	$4,600	$2,700	+70%	$10,000

2012 outlook for capital spending

Capital spending of $10 million in 2012 will primarily be to replace underground mobile equipment, improve the tailings impoundment area, and upgrade the satellite ore grinding circuit and zinc cleaner cells.

Status of our development project

Cobre Panama

During May 2012, we announced the completion of basic engineering for Cobre Panama and issued FNTP to start construction of the project.

Basic engineering

The results of basic engineering indicate a capital cost estimate of $6.2 billion. The table below provides a breakdown of the capital costs estimate by major area:

Area	total (US$ millions)	% of project
Mining	760	12
Process plant	1,184	19
Site and services	550	9
Port site facilities	543	9
Power plant	646	10
Total direct costs	3,682	59
Construction indirects	844	14
Total field costs	4,526	73
EPCM services	355	6
Owner costs	885	14
Contingency	415	7
Project total costs	6,181	100

(1)       figure does not sum due to rounding

To reduce exposure to capital cost escalation, our objective is to commit as much of the capital as early as possible. We expect to commit in excess of $4 billion of the estimated capital by the end of 2012.

The power plant has been contracted under a lump sum, turn-key contract to SK Engineering & Construction Co. Ltd. (SKEC), a Korean engineering and construction firm that has already secured suppliers for long-lead items such as boilers, steam turbine generators, and flue gas desulphurization systems.

The detailed engineering and construction for the process plant should be contracted in the third quarter this year and the bidding process is currently underway. The SAG mills, ball mills and wrap-around drives have been ordered, and are currently being fabricated with delivery expected next year.

The balance of project infrastructure is under contract with Joint Venture Panama (JVP), a joint venture led by SNC Lavalin Group Inc. (70 percent), with partners Techint International Construction Corp. (15 percent) and GyM.S.A., a member of Graña y Montero Group (15 percent) under an Engineering, Procurement and Construction Management agreement. JVP’s procurement activities are well underway and should result in the award of all major earthworks, site infrastructure, permanent camps and site services packages during the third quarter this year.

Procurement of the initial mine fleet is well underway and we expect to make a commitment by the third quarter this year.

We expect project completion to take approximately 44 months from the point we issued FNTP. The schedule below provides the expected timing of capital spending by year:

(US$ millions)	Total expenditures (100% basis)	Inmet’s 80% share
2012	$810	$648
2013	2,136	1,709
2014	2,080	1,664
2015	1,155	924
Total direct costs	$6,181	$4,945

Other progress

Detailed engineering and the construction of the power plant are proceeding, and a deposit payment of $99 million was made this quarter representing 15 percent of the power plant’s total contract cost. Additionally, permitting has progressed allowing us to begin site capture at the port and mine sites. We also continued with progress on roadwork and bypasses that will advance access to the project site. Survey and property acquisition for the transmission line continued as planned and we expect to start construction of the transmission line in late 2012.

As we began full-scale construction, we implemented our intensive flora and fauna rescue program to ensure the protection of the biodiversity of the area. Additionally, we continued to progress in resettling the people who will be physically and economically displaced by the project. We began clearing land for the two new indigenous communities and finalized housing designs jointly with the affected families.

Capital spending

	three months ended June 30			six months ended June 30			objective
(US$ millions)	2012	2011	change	2012	2011	change	2012
Capital spending	$179	$24	+646%	$250	$46	+443%	$975

2012 outlook for development

We plan to:

•             continue to build our privilege to operate through intensive dialogue with stakeholders at the community, regional and national levels, to increase their understanding of the project and its benefits to Panama, and our understanding of their potential concerns

•             continue with mobilization of major contractors for site capture and bulk earthworks

•             progress with detailed engineering and procurement for the power plant

•             award the EPC contract for the process plant and begin detailed engineering and procurement

•             complete additional work on resource definition, metallurgical recoveries, pit design and other engineering to allow us to include the Balboa and Brazo mineralization in our mine plan for Cobre Panama

•             complete procurement of mobile mining equipment

•             develop and implement, with the assistance of our EP+CM contractors, project specific health & safety and environmental and social mitigation plans that are consistent with the ESIA and Inmet’s corporate responsibility standards

•             continue to grow the strength of our management team and human resources dedicated to the project.

Total capital expenditures for 2012 on a 100 percent basis are expected to be $975 million, including spending prior to FNTP of $94 million, changes in net working capital and interest on the senior unsecured notes.

Managing Our Liquidity

We develop our financing strategy by looking at our long-term capital requirements and deciding on the optimal mix of cash, future operating cash flow, credit facilities and project financing.

Our capital structure includes a liquidity cushion that gives us the flexibility to deal with operational disruptions or general market downturns.

	three months ended June 30		six months ended June 30
(US$ millions)	2012	2011	2012	2011
CASH FROM OPERATING ACTIVITIES
Çayeli	$32	$36	$62	$89
Las Cruces	88	40	165	96
Pyhäsalmi	27	29	53	68
Corporate development and exploration not incurred by operations	(5)	(3)	(11)	(13)
General and administration	(9)	(8)	(26)	(16)
Realized foreign exchange gains (losses) on cash	43	—	38	(8)
Other	—	(4)	10	(12)
	176	90	291	204
CASH FROM INVESTING AND FINANCING
Purchase of property, plant and equipment	(192)	(50)	(275)	(90)
Purchase and maturity of long-term investments, net	25	13	72	(246)
Issuance of common shares	—	486	—	486
Sale of 20 percent interest in Cobre Panama	161	—	161	—
Long-term debt borrowing	1,429	—	1,429	—
Other	12	—	7	2
	1,435	449	1,394	152
CASH FROM DISCONTINUED OPERATION (OK TEDI)	—	—	—	297
Increase in cash	1,611	539	1,685	653
Cash and short-term investments
Beginning of period	1,122	430	1,048	316
End of period	$2,733	$969	$2,733	$969

Our available liquidity also includes $543 million of held to maturity investments ($604 million at December 31, 2011), providing a total of $3.3 billion in capital available to finance our growth strategy as at June 30, 2012.

OPERATING ACTIVITIES

Key components of the change in operating cash flows

(US$ millions)	three months ended June 30	six months ended June 30
Higher earnings from operations (see page 5)	$24	$58
Add back higher depreciation and other non-cash charges included in earnings from operations	10	11
Lower cash taxes	2	6
Changes in working capital (see note 14 on page 50)	9	(38)
Realized foreign exchange changes — cash	43	47
Higher exploration and administration costs	(7)	(4)
Other	5	7
Change in operating cash flow, compared to 2011	$86	$87

Operating cash flows this quarter were higher than the second quarter of 2011 primarily due to higher earnings from operations before non-cash charges and realized foreign exchange gains on our cash. Year to date, this impact was somewhat offset by an increase in net working capital, mainly reflecting higher accounts receivable at Çayeli and Pyhäsalmi due to the timing of shipments and collections from customers.

2012 outlook for cash from operating activities

The table below shows expected operating cash flow from our operations, based on our outlook for metal prices and production (see page 15), and the assumptions in Results of our operations (starting on page 15).

2012 estimated operating cash flow by operation

(US$ millions)
Çayeli	$123
Las Cruces	359
Pyhäsalmi	89
$571

INVESTING AND FINANCING

Capital spending

	three months ended June 30		six months ended June 30		revised objective
(US$ millions)	2012	2011	2012	2011	2012
Çayeli	$3	$5	$5	$8	$20
Las Cruces	7	19	13	33	48
Pyhäsalmi	2	2	5	3	10
Cobre Panama	178	24	250	46	975
	$190	$50	$273	$90	$1,053

Please see Results of our operations and Status of our development project for a discussion of actual results and our 2012 objectives. Capital spending this quarter was mainly for Cobre Panama.

Issuance of $1.5 billion in senior unsecured notes

On May 18, 2012, we issued $1.5 billion in senior unsecured notes, bearing a coupon rate of interest of 8.75 percent and maturing on June 1, 2020. The notes were priced at 98.584 percent of their face value, yielding proceeds of $1.43 billion net of the discount and transaction fees.  Interest is payable on the notes semi-annually on December 1 and June 1 of each year. As the proceeds will be used to fund the development of Cobre Panama, interest costs will be capitalized to project assets during the construction period.

These notes are unconditionally guaranteed on a senior unsecured basis by certain Inmet subsidiaries. The notes contain certain customary covenants and restrictions for a financing instrument of this type.

Purchase and maturing of long-term investments

This quarter, $78 million of our bond portfolio matured and $53 million was reinvested in new held-to-maturity bonds. The remaining $25 million of matured bonds was converted into cash.

Sale of 20 percent interest in Cobre Panama

On April 25, 2012, Korea Panama Mining Corporation (KPMC) completed its acquisition of a 20 percent interest in Minera Panama, owner and developer of Cobre Panama. KPMC acquired its interest for $161 million in cash, representing, together with US $30 million it already paid, its 20 percent share of development costs to closing. Together with the 20 percent of funding of the development costs of Cobre Panama it will provide, this amounts to funding of $1.4 billion.

Issuance of common shares — 2011

In May 2011, a subsidiary of Temasek Holdings (Private) Ltd. exchanged its subscriptions receipts for 7.78 million Inmet common shares and we received cash of $486 million.

Cash from discontinued operation — 2011

In January 2011, we sold our 18 percent equity interest in Ok Tedi for net proceeds of $297 million (after Papua New Guinea withholding taxes).

2012 outlook for investing and financing

Capital spending

At our operating mines, we expect capital spending to be $78 million in 2012, most significantly $48 million at Las Cruces, including $22 million for mine development, as well as several smaller expenditures including a tailings facility expansion, land purchase and certain plant improvements. We expect to spend $975 million on the construction and development of Cobre Panama this year.

Financing Cobre Panama construction costs

The senior unsecured notes issuance and the sale of a 20 percent interest in Cobre Panama to KPMC, together with pre-existing cash, represent a significant portion of the development costs for this project. We also continue to engage in discussions with interested parties to sell a portion of future gold and silver production attributable to our 80 percent interest in Cobre Panama. Our estimated timeframe to conclude this transaction is within the third quarter of this year. We are working to create additional financial flexibility and to further mitigate financial risk.

Financial condition

Our strategy is to make sure we have sufficient liquidity (including cash and committed credit facilities) to finance our operating requirements as well as our growth projects. At June 30, 2012, we had $3,276 million in total funds, including $2,733 million of cash and short-term investments and $543 million invested in long-term bonds.

Cash

At June 30, 2012 our cash and short-term investments of $2,733 million included cash and money market instruments that mature in 90 days or less.

Our policy is to invest excess cash in highly liquid investments of the highest credit quality, and to limit our exposure to individual counterparties to minimize the risk associated with these investments. We base our decisions about the length of maturities on our cash flow requirements, rates of return and other factors.

At June 30, 2012, we held cash and short-term investments in the following:

•                  A to AAA rated treasury funds and money market funds managed by leading international fund managers, who are investing in money market and short-term debt securities and fixed income securities issued by leading international financial institutions and their sponsored securitization vehicles.

•                  Cash, term and overnight deposits with leading Canadian and international financial institutions.

See note 4 on page 44 in the consolidated financial statements for more details about where our cash is invested.

Long-term bonds

We hold a bond portfolio to provide better yields while minimizing our investment risk. As at June 30, 2012, the portfolio was $543 million and included:

59 percent US Treasury bonds

4 percent Government of Canada bonds

28 percent Canadian Provincial Government bonds

9 percent corporate bonds.

The bonds mature between June 2012 and May 2016. Although our intention is to hold these investments to maturity, there is a liquid market for them and they are available to us at any time.

Restricted cash

Our restricted cash balance of $75 million as at June 30, 2012 included:

•                  $19 million in cash collateralized letters of credit for Inmet

•                  $54 million at Las Cruces related to a reclamation bond, issuing letters of credit to suppliers and the local water authority and for its labour bond to the government

•                  $2 million for future reclamation at Pyhäsalmi.

COMMON SHARES

Common shares outstanding as of June 30, 2012	69,365,748
Deferred share units outstanding as of June 30, 2012 (redeemable on a one-for-one basis for common shares)	98,109

Additional risk factor

We have significantly increased our cash balance following the issuance of our senior unsecured notes for the construction of Cobre Panama.  Based on our analysis, we do not believe that we are a “passive foreign investment company” (PFIC) for the current tax year. For U.S. federal income tax purposes a non-U.S. corporation may be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75 percent of its gross income is passive income, or (2) on average at least 50 percent of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If we were classified as a PFIC, U.S. taxpayers that hold our common shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements. As the determination of PFIC status is made annually at the close of each tax year and is dependent in part on factors beyond our control (such as changes in the relative values of our assets), there can be no assurance that Inmet will not become a PFIC in the current or any future tax year. U.S. taxpayers that hold our common shares are urged to consult their tax advisors concerning the potential U.S. federal income tax consequences of holding common shares if Inmet were considered a PFIC in any year.

Supplementary financial information

Pages 29 and 30 include supplementary financial information about cash costs. These measures do not fall into the category of International Financial Reporting Standards.

We use unit cash cost information as a key performance indicator, both on a segmented and consolidated basis. We have included cash costs as supplementary information because we believe our key stakeholders use these measures as a financial indicator of our profitability and cash flows before the effects of capital investment and financing costs, such as interest.

Since cash costs are not recognized financial measures under International Financial Reporting Standards, they should not be considered in isolation of earnings or cash flows. There is also no standard way to calculate cash costs, so they are not a reliable way to compare us to other companies.

Jochen Tilk
Toronto, Canada	President and
July 30, 2012	Chief Executive Officer

INMET MINING CORPORATION

Supplementary financial information

Cash costs

2012 For the six months ended June 30

	per pound of copper
		LAS
(US dollars)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL

Direct production costs	$1.18	$1.14	$2.19	$1.27
Royalties and variable compensation	0.12	0.06	—	0.07
Smelter processing charges and freight	0.91	0.01	0.88	0.38
Metal credits	(1.33)	—	(3.57)	(0.81)

Cash cost	$0.88	$1.21	$(0.50)	$0.91

2011 For the six months ended June 30

	per pound of copper
		LAS
(US dollars)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL

Direct production costs	$1.49	$1.95	$1.90	$1.78
Royalties and variable compensation	$0.17	0.08	—	0.10
Smelter processing charges and freight	$1.60	0.01	1.19	0.80
Metal credits	(2.65)	—	(3.81)	(1.69)

Cash cost	$0.61	$2.04	$(0.72)	$0.99

Reconciliation of cash costs to statements of earnings

2012 For the six months ended June 30

	per pound of copper
(millions of US dollars, except where		LAS
otherwise noted)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL
GAAP reference	page 17	page 19	page 21
Direct production costs	$46	$82	$29	$157
Smelter processing charges and freight	36	1	21	58
By product sales	(51)	—	(54)	(105)
Adjust smelter processing and freight, and sales to production basis	1	—	(3)	(2)
Operating costs net of metal credits	$32	$83	$(7)	$108
Inmet’s share of production (000’s)	36,600	69,700	13,700	120,000
Cash cost (US dollars)	$0.88	$1.21	$(0.50)	$0.91

2011 For the six months ended June 30

	per pound of copper
(millions of US dollars, except where		LAS
otherwise noted)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL
GAAP reference	page 17	page 19	page 21
Direct production costs	$45	$70	$29	$144
Smelter processing charges and freight	35	—	28	63
By product sales	(67)	—	(69)	(136)
Adjust smelter processing and freight, and sales to production basis	4	—	—	4
Operating costs net of metal credits	$17	$70	$(12)	$75
Inmet’s share of production (000’s)	28,600	36,600	16,100	81,300
Cash cost (US dollars)	$0.61	$2.04	$(0.72)	$0.99

INMET MINING CORPORATION

Supplementary financial information

Cash costs

2012 For the three months ended June 30

	per pound of copper
		LAS
(US dollars)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL

Direct production costs	$1.10	$0.98	$2.28	$1.14
Royalties and variable compensation	0.13	0.05	—	0.07
Smelter processing charges and freight	0.82	0.01	0.99	0.34
Metal credits	(1.05)	—	(4.12)	(0.69)

Cash cost	$1.00	$1.04	$(0.85)	$0.86

2011 For the three months ended June 30

	per pound of copper
		LAS
(US dollars)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL

Direct production costs	$1.38	$2.07	$1.94	$1.79
Royalties and variable compensation	0.15	0.08	—	0.09
Smelter processing charges and freight	1.44	0.01	1.08	0.74
Metal credits	(2.38)	—	(3.75)	(1.58)

Cash cost	$0.59	$2.16	$(0.73)	$1.04

Reconciliation of cash costs to statements of earnings

2012 For the three months ended June 30

	per pound of copper
(millions of US dollars, except where		LAS
otherwise noted)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL
GAAP reference	page 17	page 19	page 21
Direct production costs	$23	$42	$14	$79
Smelter processing charges and freight	14	1	14	29
By product sales	(21)	—	(34)	(55)
Adjust smelter processing and freight, and sales to production basis	2	—	1	3
Operating costs net of metal credits	$18	$43	$(5)	$56
Inmet’s share of production (000’s)	$18,800	$40,300	$6,200	65,300
Cash cost (US dollars)	$1.00	$1.04	$(0.85)	$0.86

2011 For the three months ended June 30

	per pound of copper
(millions of US dollars, except where		LAS
otherwise noted)	ÇAYELI	CRUCES	PYHÄSALMI	TOTAL
GAAP reference	page 17	page 19	page 21
Direct production costs	$23	$38	$15	$76
Smelter processing charges and freight	18	—	15	33
By product sales	(38)	—	(36)	(74)
Adjust smelter processing and freight, and sales to production basis	6	—	—	6
Operating costs net of metal credits	$9	$38	$(6)	$41
Inmet’s share of production (000’s)	15,400	18,800	8,100	42,300
Cash cost (US dollars)	$0.59	$2.16	$(0.73)	$1.04

INMET MINING CORPORATION

Quarterly review

(unaudited)

Latest Four Quarters

	2012	2012(1)	2011(1)	2011(1)
	Second	First	Fourth	Third
(thousands of US dollars, except per share amounts)	quarter	quarter	quarter	quarter
STATEMENTS OF EARNINGS
Gross sales	$251,395	$285,527	$233,392	$253,432
Smelter processing charges and freight	(28,480)	(29,338)	(27,330)	(35,865)
Cost of sales (excluding depreciation)	(84,634)	(79,624)	(90,176)	(78,563)
Depreciation	(29,193)	(30,067)	(26,834)	(26,452)
	109,088	146,498	89,052	112,552
Corporate development and exploration	(10,290)	(8,801)	(6,333)	(4,539)
General and administration	(15,899)	(9,745)	(7,488)	(9,669)
Investment and other income	45,103	(6,263)	(3,883)	34,640
Finance costs	(2,379)	(2,596)	(2,314)	(2,301)
Income tax expense	(31,444)	(26,012)	(22,490)	(32,696)
Net income	$94,179	$93,081	$46,544	$97,987
Net income attributable to:
Inmet equity holders	$94,458	$93,081	$46,544	$97,987
Non-controlling interest	(279)	—	—	—
	$94,179	$93,081	$46,544	$97,987

Net Income per share
Basic	$1.36	$1.35	$0.67	$1.41
Diluted	$1.35	$1.34	$0.67	$1.41

(1) Information restated from previously reported Canadian dollar amounts to US dollar amounts at May 31, 2012 exchange rate of US $0.97 per Canadian dollar.

INMET MINING CORPORATION

Quarterly review (continued)

(unaudited)

Previous Four Quarters

	2011	2011(1)	2010(1)	2010(1)(2)
	Second	First	Fourth	Third
(thousands of US dollars, except per share amounts)	quarter	quarter	quarter	quarter
STATEMENTS OF EARNINGS
Gross sales	$214,894	$246,191	$222,945	$218,773
Smelter processing charges and freight	(32,793)	(30,581)	(34,597)	(33,265)
Cost of sales (excluding depreciation)	(71,302)	(76,633)	(80,328)	(68,261)
Depreciation	(25,802)	(26,180)	(18,281)	(18,456)
	84,997	112,797	89,739	98,791
Corporate development and exploration	(4,417)	(12,984)	(5,261)	(2,670)
General and administration	(7,995)	(8,155)	(4,607)	(3,858)
Investment and other income	4,581	(5,590)	49,012	3,095
Finance costs	(2,310)	(2,257)	(4,157)	(5,072)
Income tax expense	(20,588)	(26,296)	(30,944)	(24,462)
Income from continuing operations	54,268	57,515	93,782	65,824
Income from discontinued operation (net of taxes)	—	80,786	46,467	32,501
	$54,268	$138,301	$140,249	$98,325
Net income attributable to:
Inmet equity holders	$54,268	$138,301	$142,259	$88,762
Non-controlling interest	—	—	(2,010)	9,563
	$54,268	$138,301	$140,249	$98,325
Income from continuing operations per share
Basic	$0.83	$0.94	$1.67	$1.01
Diluted	$0.83	$0.93	$1.67	$1.01
Income from discontinuing operations per share
Basic	$—	$1.32	$0.81	$0.58
Diluted	$—	$1.31	$0.81	$0.58
Net Income per share
Basic	$0.83	$2.26	$2.49	$1.59
Diluted	$0.83	$2.24	$2.49	$1.59

(1) Information restated from previously reported Canadian dollar amounts to US dollar amounts at May 31, 2012 exchange rate of US $0.97 per Canadian dollar.

(2) Information from 2010 restated in accordance with IFRS, including presentation of our share of Ok Tedi as discontinued operations.